Exhibit 5.1
SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	November 2, 2023	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611
TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

Wolfspeed, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

Re:	Wolfspeed, Inc. Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Wolfspeed, Inc., a North Carolina corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of 3,500,000 shares of common stock of the Company (the “Shares”), with a par value of $0.00125 per share (“Common Stock”), for issuance under the Company’s 2023 Long-Term Incentive Compensation Plan (the “Plan”).

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have examined the Amended and Restated Articles of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the minutes of the Board of Directors of the Company relating to the approval of the Plan and the authorization and the issuance of the Shares, the Proxy Statement for the 2023 annual meeting of shareholders (the “2023 Annual Meeting”) regarding the proposal of the Plan for shareholder approval, the minutes of the 2023 Annual Meeting evidencing approval of the Plan, and such other documents and matters of law and fact as we, in our professional judgment, have deemed appropriate to render the opinions contained herein. With respect to certain facts, we have considered it appropriate to rely upon certificates or other comparable documents of public officials and officers or other appropriate representatives of the Company, without investigation or analysis of any underlying data contained therein.

Based upon and subject to the foregoing and the further assumptions, limitations and qualifications hereinafter expressed, it is our opinion that the Shares have been duly authorized, and when issued and delivered against payment therefor in accordance with the Plan and the related award agreement and upon either (a) the countersigning of the certificates representing the Shares by a duly authorized signatory of the registrar for the Common Stock, or (b) the book entry of the Shares by the transfer agent for the Common Stock, will be validly issued, fully paid, and nonassessable.

Wolfspeed, Inc.
November 2, 2023

We express no opinion concerning any matter respecting or affected by any laws other than laws that a lawyer in North Carolina exercising customary professional diligence would reasonably recognize as being directly applicable to the Company, the issuance of the Shares or both. The opinion expressed herein is limited to matters governed by the laws of the State of North Carolina, and no opinion is expressed as to the laws of any other jurisdiction. The opinion expressed herein does not extend to compliance with federal and state securities laws relating to the sale of the Shares.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to us in the Registration Statement and any amendment thereto. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Our opinion expressed herein is as of the date hereof, and we undertake no obligation to advise you of changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinion expressed herein.

Sincerely yours,

/s/ Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.